[redacted]

04015370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 52003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Amended

RECEIVED APR 0 2 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOHERTY & COMPANY, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11835 W. Olympic Boulevard, Suite 550E
(No. and Street)

Los Angeles (City) CA (State) 90064 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL DOHERTY (310) 473-1345
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT T. HIGASHI AN ACCOUNTANCY CORPORATION
(Name — *if individual, state last, first, middle name*)

8332 1/2 Melrose Avenue (Address) Los Angeles (City) CA (State) 90069 (Zip Code)

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATE OF California
COUNTY OF Los Angeles

OATH OR AFFIRMATION

I, MICHAEL DOHERTY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOHERTY & COMPANY, LLC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 26th DAY OF February 2004
Jacqueline R. Lyons
NOTARY PUBLIC

Jacqueline R. Lyons
Notary Public

Michael Doherty
Signature

President
Title

JACQUELINE R. LYONS
Commission # 1330527
Notary Public - California
Los Angeles County
My Comm. Expires Nov 17, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Supplemental Report to Annual Audit Report Form X-17A-5
Pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d)

There were no material inadequacies based upon our audit of Doherty & Company, LLC for the period January 1, 2003 to December 31, 2003.

TOTAL P.02

DOHERTY & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

ROBERT T. HIGASHI
AN ACCOUNTANCY CORPORATION

Doherty & Co., LLC
Report of Independent Accountants

To Doherty & Co., LLC

In our opinion, the accompanying balance sheet and the related statement of income and of members' members' capital and of cash flows present fairly, in all material respects, the financial position of Doherty & Co., LLC at December 31, 2003 in conformity with generally accepted accounting principles. These financial statements are the responsibility of Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Robert T. Higashi, An Accountancy Corporation

Robert T. Higashi, An Accountancy Corporation
February 25, 2004

CERTIFIED PUBLIC ACCOUNTANTS

8332½ MELROSE AVENUE, LOS ANGELES, CALIFORNIA 90069 TEL (213) 655-7010 FAX (213) 655-7016

DOHERTY & CO., LLC

CONTENTS

Doherty & Co., LLC
Balance Sheet
December 31, 2003

	Notes	2003
Assets		
Current Assets:		
Cash and cash equivalents	B	14,075
Prepaid Expenses	B	14,046
Total current assets		28,121
Investments	B	50,215
Property and equipment, net	B,C	36,561
Organization Costs, net	B,C	8,030
Total assets		122,927
Liabilities and Stockholder's Equity		
Current Liabilities:		
Accounts Payable	B	418
Salaries Payable	B	0
Payroll Taxes Payable	B	0
Income Tax Payable	B	0
Total current liabilities		418
Total Members' Capital		122,509
Total Liabilities and Members' Capital		122,927

Doherty & Co., LLC
Statement of Changes in Members' Capital Accounts
For the Year Ended December 31, 2003

Members' Capital (Note F)	*A	*B	TOTALS
Members' Capital, January 1, 2003	176,254	(8,945)	167,309
Partner contributions	124,775	0	124,775
Less: Personal drawings	(65,070)	0	(65,070)
Balance before profits and personal drawings	235,959	(8,945)	227,014
Loss for year	(103,460)	(1,045)	(104,505)
Members' Capital, December 31, 2003	132,499	(9,990)	122,509
Ownership Percentages, December 31, 2003	99%	1%	

MEMBER A	Michael Doherty
MEMBER B	Wendy Doherty

Subject to Notes to Financial Statement

Doherty & Co., LLC
Statement of Income
For the Year Ended December 31, 2003

	Notes	
Revenue:		
Private Placement Fees	B	45,000
Reimbursed Expenses	B	200
Total Revenue		45,200
Operating Expenses:		
Operating Expenses	I	134,681
Total Operating Expenses		134,681
Operating Loss		(89,481)
Bad Debt Loss	H	(15,000)
Interest Expense		(30)
Interest Income		6
Loss before income taxes		(104,505)
Provision for income taxes	B	0
Net Loss		(104,505)

Subject to Notes to Financial Statement

Statement of Cash Flows
Doherty & Co., LLC
For the Year Ended December 31, 2003

Cash flow from operating activities:	
Net Loss	(104,505)
Adjustments to reconcile net loss to cash provided from operating activities:	
Depreciation	30,851
Provision for taxes	0
Amortization-Organization Costs	7,870
Other changes that(used) provided cash:	
Prepaid expenses	(3,999)
Capital Loss	15,000
Accounts payable	418
Net cash used from operating activities	(54,365)
Cash flow from investing activities:	
Payments for property and equipment	0
Investments	2,000
Lease Deposits	0
Net cash used in investing activities	2,000
Cash flow from financing activities:	
Member contributions	124,775
Advance to member	0
Member capital draws	0
Member personal draws	(65,069)
Net cash provided by financing activities	59,706
Net change in cash and cash equivalents	3,341
Cash and cash equivalents at January 1, 2003	10,734
Cash and cash equivalents at December 31, 2003	14,075

Doherty & Co., LLC
Computation of Net Capital
As of December 31, 2003

1. Total ownership equity from Balance Sheet	122,509
2. Deduct ownership equity not allowable for Net Capital:	0
3. Total ownership equity qualified for Net Capital	122,509
4. Add:	
A.Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
B. Other(deductions) or allowable credits(List):	0
5. Total capital and allowable subordinated liabilities	122,509
6. Deductions and/or charges:	
A. Total non allowable assets from Balance Sheet	108,853
B. Secured demand note deficiency	0
C. Commodity futures contracts and spot commodities	0
D. Other deductions and/or credits	0
7. Other additions and /or credits	0
8. Net capital before haircuts on securities positions	13,656
9. Haircuts on securities(computed, where applicable, pursuant to 15c3-1(f)):	
A. Contractual securities commitments	0
B. Subordinated securities borrowings	0
C. Trading and investment securities:	
1. Exempted securities	0
2. Debt securities	0
3. Options	0
4. Other securities	0
D. Undue Concentration	0
E. Other(List)	0
10. Net Capital	13,656

Doherty & Co., LLC
Computation of Basic Net Capital Requirement
As of December 31, 2003

11. Minimum net capital required (6-2/3% of total aggregate indebtedness)	28
12. Minimum dollar net capital requirement of reporting broker or dealer	5,000
13. Net Capital requirement (greater of line 11 or 12)	5,000
14. Excess net capital (line 10 less 13)	8,656
15. Excess net capital at 1000%(line 10 less 10% of total aggregate indebtedness)	13,614

Subject to Notes to Financial Statement

Doherty & Co., LLC
Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
As of December 31, 2003

	Credits	Debits
1. Free credit balances and other credit balances in customers' security accounts	0	
2. Monies borrowed collateralized by securities carried for the accounts of customers	0	
3. Monies payable against customers securities loaned	0	
4. Customers' securities failed to receive	0	
5. Credit balances in firm accounts which are attributable to principal sales to customers	0	
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	0	
7. Marker value of short security count differences over 30 calendar days old	0	
8. Market value of short securities and credits in all suspense accounts over 30 calendar days	0	
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	0	
10. Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		0
11. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		0
12. Failed to deliver of customers' securities not older than 30 calendar days		0
13. Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts		0
Total Credits	0	
Total Debits		0
14. Excess of total credits over total debits required to be on deposit in the Reserve Bank Account" (240.15c3-3(e)).		0

Subject to Notes to Financial Statement

Doherty & Co., LLC
Reconciliation of the Computation of Net Capital Pursuant to Rule 15c3-3
(Focus Report as of 12/31/03 vs. Audit Report as of 12/31/03)

Calculation of Difference in Net Capital between the Focus Report and the Audit Report:

Computation of Net Capital Per Focus Report as of December 31, 2003	13,656
Computation of Net Capital Per Audit Report as of December 31, 2003	13,656
Difference Due to Rounding	0

Doherty & Co., LLC
Notes to the Financial Statements
As of December 31, 2003

A. Description of Business

Doherty & Co., LLC(the "Company") provides private placement agency services as well as financial consulting services.

B. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers cash and all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents. All of its cash is custodied with three major financial institutions.

Fair Value of Financial Instruments
Carrying amounts of certain of the Company's financial instruments, including cash and equivalents, accrued payroll, and other accrued liabilities, approximate fair value because of their short maturities.

Investments
The Company's investments were classified as available for sale. Unrealized gains and losses on these investments are included as a separate component of members' equity.

Concentrations
Cash and cash equivalents are, for the most part, maintained with several major financial institutions in the United States. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and therefore, bear minimal risk.

Revenue Recognition
The company recognizes revenue when it is realized or realizable and earned. The revenue from consulting time is recognized as services are provided. Private placement agency fees are recognized when the offerings are closed. Reimbursed expenses in excess of actual expenses are recognized on or before the offerings are closed.

Income Taxes
Provision for income taxes is based upon the annual LLC tax owed to the Franchise Tax Board for calendar year 2003. No tax is due to the Internal Revenue Service for calendar year 2003. As a limited liability company (LLC), the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, the only provision made for income tax is the actual annual gross receipts tax due by the LLC to the Franchise Tax Board.

Depreciation & Amortization
Property and Equipment and Organization Costs are carried at cost and depreciated or amortized over their estimated useful lives using the straight-line method. The estimated useful lives of depreciable properties generally are as follows: Office equipment, computer equipment and office furnishings 5 to 7 years. Organization costs are amortized between 5 and 15 years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are reported in the financial statement and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions that the company may undertake in the future, actual results may be different from the estimates.

Comprehensive Income

In the first quarter of calendar year 2000, the Company adopted SFAS No. 130 "Reporting Comprehensive Income". Under SFAS 130 the Company is required to report comprehensive income, which includes the Company's net income, as well as changes in equity from other sources. There were no changes in equity from other sources. The adoption of SFAS 130 had no impact on the Company's net income.

C. Property, Equipment and Organization Costs

The following is a summary of property and equipment, at cost less accumulated depreciation, at December 31:

Computer and Office Equipment	77,547
Office Furniture and Fixtures	58,740
	136,287
Less: accumulated depreciation	(99,726)
	36,561
Organization Costs	39,348
Less: accumulated amortization	(31,318)
	8,030

D. Members' Capital

The prior operating agreement of the Company was amended and restated on September 1, 2000 in recognition of the withdrawal of Anthony J. Scotti and the inclusion of Wendy Doherty. As of December 31, 2003 the Company was owned 99% by Michael Doherty and 1% by Wendy Doherty.

E. Comprehensive Income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", as of the first quarter of calendar year 2000. SFAS No. 130 establishes rules for the reporting and display of comprehensive income and its components, however, it had no impact on the Company's net income.

F. Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

Doherty & Co., LLC did not have any customer accounts as of December 31, 2003.

G. Statement of Changes in Liabilities Subordinated to Claims of Creditors

Doherty & Co., LLC did not have any subordinated liabilities as of December 31, 2003.

H. Bad Debt Loss on Uncollectible Employee Loans

The company had made prior loans to employees which will not be paid back to the company.

Doherty & Co., LLC
Notes to the Financial Statements
As of December 31, 2003

I. Supplementary Information - Operating Expenses:

	2003
Amortization	7,870
Automotive Expense	3,476
Bank Charges	343
Computer Expense	699
Depreciation	30,851
Dues & Subscriptions	359
Entertainment	6,893
Filing Fees and Registration	14,236
Insurance Expense	24,736
Office Expense	3,817
Payroll Tax Expense	497
Payroll Processing	212
Professional Fees	19,475
Rent	3,368
Salaries and Wages	3,590
Shipping & Postage	1,240
Tax & License	800
Telephone	12,219
Total Operating Expenses	134,681